November 25, 2003

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

03 DEC -1 AM 7:21

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release with respect to organizational changes at Bombardier Transportation which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

03037704

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of ________, 2003.

____

Name:
Title:

12/1

F:\DATA\LEGAL\COMMISSIONS\USA-SEC\Sec Exch comm - Lortie P.doc 2003-11-25

PRESS RELEASE

BOMBARDIER

ORGANIZATIONAL CHANGES AT BOMBARDIER TRANSPORTATION

Montréal, Nov. 25, 2003 – Bombardier today announced that Pierre Lortie is stepping down as President and Chief Operating Officer of Bombardier Transportation in order to pursue other interests. Bombardier President and Chief Executive Officer Paul M. Tellier will chair the Management Committee of Bombardier Transportation until the appointment of a new president. These changes are effective immediately.

"I wish to thank Pierre Lortie for his substantial contribution to the integration of Adtranz and to the building of a strong order book for Bombardier Transportation," said Paul M. Tellier. "Through his career of more than twelve years at Bombardier, he has always shown a sustained committment to the success of our organization".

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
+(514) 861-9481